Exhibit 99.09

99.09 Cover Letter dated March 25, 2013

Dear Sirs/Mesdames:

Re: Cipher Pharmaceuticals Inc. (the “Corporation”)

Annual Information Form filed on March 18, 2013

The purpose of this cover letter is to describe certain errors contained in the Corporation’s Annual Information Form that was filed on SEDAR on March 18, 2013.

The typographical error is in the section “Annual Information Form” under the heading “Audit Committee Information” on page 20 of the document. A copy of the Audit Committee Charter was not included and thus the source is not found in the document. A copy of the charter is attached hereto as Schedule A.

Please refer to the attached corrected version of the Company’s Revised Annual Information Form and disregard the previous version filed on March 18, 2013.

Date: March 25, 2013

(signed) Norman Evans

Norman Evans
Chief Financial Officer